SPARTA COMMERCIAL SERVICES	The Source for Powersports Financing www.spartacommercial.com

March 25, 2011

VIA FACSIMILE & EDGAR

Attn.:  Mr. Hugh West, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Sparta Commercial Services, Inc.
Form 10-K review and comments
File No. 000-09483

Dear Mr. West,

Sparta Commercial Services, Inc. (the “Company”) is in receipt of your comment letter dated March 15, 2011.  We appreciate your review comments and the opportunity it affords us to improve the quality of our public disclosure.

Below are our responses to the five items raised in the March 15 Letter.  As we have recently submitted, on March 22, 2011, a Form 10-Q for the period ended January 31, 2011 (the “Recent 10Q”), we have sought to address those items in the Recent 10Q.  Please find attached excerpts from the Recent 10Q, marked (by highlighting or other notation) to the respective item number that was addressed.

#1.	In the Recent 10Q, with respect to the interim period ended January 31, 2011, the Statement of Cash Flow begins with net loss rather than net loss attributed to common stockholders.
#2.
In the Recent 10Q, with respect to the interim period ended January 31, 2011, we have verified that the depreciation and amortization expense reported in the Cash Flow Statement matched the amount reported in the Statement of Losses.

#3.	In the Recent 10Q, with respect to the interim period ended January 31, 2011, cash flows from financing activities are reported on a gross basis rather than net.
#4.	Be advised that our discussions with U.S. Government (TALF) are no longer active, and reference to such discussions have been removed from Note M (Going Concern Matters) in the Recent 10Q.
#5.	On pages 23, 24 and 25 of the Recent 10Q, we have expanded the MD&A section to include discussion of current delinquency experience, charge-offs and loss reserve.

As noted above, #1, #2, #3 and #5 have been addressed as to the period ended January 31, 2011 only.  We will continue to keep these comments in mind for future filings, and in future filings will seek to make similar changes to corresponding earlier periods.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust this adequately responds to items raised in the March 15 Letter. If you need additional information, or have further comments or questions, please so advise.

462 Seventh Avenue   20th Floor    New York, NY 10018    Tel: (800) 882-0778     Fax: (212) 239-2799

SPARTA COMMERCIAL SERVICES	The Source for Powersports Financing www.spartacommercial.com

Very truly yours,

/s/ Anthony W. Adler

Anthony W. Adler
Principal Financial Officer

Enclosures

462 Seventh Avenue   20th Floor    New York, NY 10018    Tel: (800) 882-0778     Fax: (212) 239-2799

Addressing Items 1 and  2 of March 15 Letter, see yellow highlighted figure

SPARTA COMMERCIAL SERVICES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF LOSSES
FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	January 31,		January 31,
	2011	2010	2011	2010
Revenue
Rental Income, Leases	27,775	$36,017	$85,784	$135,327
Interest Income, Loans	51,310	100,511	190,797	355,269
Other	30,080	24,557	129,566	75,839
	109,165	161,086	406,147	566,435

Operating expenses:
General and administrative	684,528	681,129	2,048,283	2,114,152
Depreciation and amortization	17,105	112,407	54,329	350,906
Total operating expenses	701,633	793,536	2,102,612	2,465,058

Loss from operations	(592,468)	(632,450)	(1,696,465)	(1,898,623)

Other expense:
Interest expense and financing cost, net	88,021	124,536	263,279	584,113
Non-cash financing costs	35,087	100,319	140,863	372,428
Change in Derivative Liability	18,130	-	379,235	-
Total Finance Related Expenses	141,237	224,855	783,377	956,541

Net loss	(733,705)	(857,306)	(2,479,842)	(2,855,164)

Net loss attributed to noncontrolling interest	12,252	-	76,859	0

Preferred dividend	(86,481)	(22,876)	(240,588)	(42,738)

Net loss attributed to common stockholders	$(807,934)	$(880,182)	$(2,643,570)	$(2,897,902)

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$0.01

Basic and diluted loss per share attributed to common stockholders	$(0.00)	$(0.00)	$(0.01)	$0.01

Weighted average shares outstanding	451,985,519	346,435,384	424,970,082	279,717,310

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Addressing Items 1 and  2 of March 15 Letter, see yellow highlighted figure
Please note that the October 31 reference at the beginning of the table below is a typographical error, and meant to be January 31

SPARTA COMMERCIAL SERVICES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

	Nine Months Ended
	October 31
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(2,479,842)	$(2,897,901)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	54,329	107,356
Allowance for loss reserves	(36,459)	(97,576)
Change in warrant liability	(142,697)	-
Change in equity of subsidiary	262,275	-
Beneficial Conversion Discount	54,097	-
Equity based compensation	80,308	349,156
Stock based finance cost	375,288	224,713
Non cash derivative liability cost	454,612	-
Loss allocable to non-controlling interest	76,859	-
Shares issued upon conversion of C Preferred	(42)	-
(Increase) decrease in operating assets and liabilities:	-	-
Inventory	8,179	(142,319)
Interest receivable	3,758	17,370
Accounts receivable	(29,303)	(76,709)
Prepaid expenses and other assets	3,628	-
Restricted cash	72,709	149,290
Portfolio	7,555	34,618
Increase (decrease) in:	-	-
Deferred revenue/expenses	(151,345)	-
Accounts payable and accrued expenses	278,179	247,044
Net cash used in operating activities	(1,107,912)	(2,084,958)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net liquidation of leased vehicles	(7,922)	223,270
Net Liquidation of RISC contracts	690,578	1,285,020
Net cash provided by investing activities	682,656	1,508,290

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	973,985	120,000
Proceeds from sale of preferred stock	-	1,320,000
Payments to senior lender	(790,405)	(1,277,264)
Proceeds from convertible notes	253,540	443,800
Proceeds from other notes	3,000	-
Proceeds from related parties	-	14,000
Net cash provided by financing activities	440,120	620,536
Net Increase (decrease) in cash	$14,863	$43,868

Unrestricted cash and cash equivalents, beginning of period	$11,994	(54,350)
Unrestricted cash and cash equivalents , end of period	$26,857	$(10,482)

Cash paid for:
Interest	$164,371	$283,393
Income taxes	$1,961	$4,817

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

6

Addressing Item 3 of March 15 Letter, see yellow highlighted portion
Please note that the October 31 reference at the beginning of the table below is a typographical error, and meant to be January 31

SPARTA COMMERCIAL SERVICES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

	Nine Months Ended
	October 31
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(2,479,842)	$(2,897,901)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	54,329	107,356
Allowance for loss reserves	(36,459)	(97,576)
Change in warrant liability	(142,697)	-
Change in equity of subsidiary	262,275	-
Beneficial Conversion Discount	54,097	-
Equity based compensation	80,308	349,156
Stock based finance cost	375,288	224,713
Non cash derivative liability cost	454,612	-
Loss allocable to non-controlling interest	76,859	-
Shares issued upon conversion of C Preferred	(42)	-
(Increase) decrease in operating assets and liabilities:	-	-
Inventory	8,179	(142,319)
Interest receivable	3,758	17,370
Accounts receivable	(29,303)	(76,709)
Prepaid expenses and other assets	3,628	-
Restricted cash	72,709	149,290
Portfolio	7,555	34,618
Increase (decrease) in:	-	-
Deferred revenue/expenses	(151,345)	-
Accounts payable and accrued expenses	278,179	247,044
Net cash used in operating activities	(1,107,912)	(2,084,958)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net liquidation of leased vehicles	(7,922)	223,270
Net Liquidation of RISC contracts	690,578	1,285,020
Net cash provided by investing activities	682,656	1,508,290

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	973,985	120,000
Proceeds from sale of preferred stock	-	1,320,000
Payments to senior lender	(790,405)	(1,277,264)
Proceeds from convertible notes	253,540	443,800
Proceeds from other notes	3,000	-
Proceeds from related parties	-	14,000
Net cash provided by financing activities	440,120	620,536
Net Increase (decrease) in cash	$14,863	$43,868

Unrestricted cash and cash equivalents, beginning of period	$11,994	(54,350)
Unrestricted cash and cash equivalents , end of period	$26,857	$(10,482)

Cash paid for:
Interest	$164,371	$283,393
Income taxes	$1,961	$4,817

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Regarding Item 4 of March 15 Letter
As noted in our March 23, 2010 response letter, Note M no longer discusses our discussion with U.S. Government (TALF).

SPARTA COMMERCIAL SERVICES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(UNAUDITED)

NOTE  L – SUBSEQUENT EVENTS

In February and March 2011, the Company:

·	issued 250,000 shares of restricted common stock, valued at $4,750, in consideration for the extension of the due date of a note,

·	issued 3,100,000 shares of restricted common stock, valued at $37,850, pursuant to consulting agreements,

·	issued 980,392 shares of common stock upon the conversion of $10,000 principal amount of one of the Company’s 8% notes,

·
issued 1,304,348 shares of common stock upon the conversion of $15,000 principal amount of one of the Company’s 8% notes and 86,957 shares of common stock upon the conversion of $1,000 of interest payable,

·	issued 592,000 shares of restricted common stock, valued at $10,330, to three note holders pursuant to provisions of their notes,

·	sold to one accredited investor a total of 10,850,000 shares of restricted common stock for $108,500,

·	borrowed $50,000 in the form of a one-year, 8% note, convertible at the Company’s option at $0.012 per share, and

·
borrowed $35,000 in the form of a one-year, 8% note, convertible at the holder’s option at Variable Conversion Price equal to 58% multiplied by the average of the three lowest closing bid prices for the Common Stock during the ten (10) Trading Day period ending on the latest complete Trading Day prior to the date the shares are converted.

In February 2011, the Company’s subsidiary, Specialty Reports, Inc, sold 2 shares of its Series B Convertible Preferred stock to an accredited investor for $10,000.

NOTE M – GOING CONCERN MATTERS

The accompanying unaudited condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  As shown in the accompanying,  unaudited, condensed financial statements during the period January 1, 2001 (date of inception) through January 31, 2011, the Company incurred loss of $34,028,969.  Of these losses, $2,643,570 was incurred in the nine months ending January 31, 2011 and $2,897,902 in the nine months ending January 31, 2010.  These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Company’s existence is dependent upon management’s ability to develop profitable operations.  Management is devoting substantially all of its efforts to developing its business and raising capital and there can be no assurance that the Company’s efforts will be successful.  However, there can be no assurance can be given that management’s actions will result in profitable operations or the resolution of its liquidity problems.  The accompanying statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

In order to improve the Company’s liquidity, the Company’s management is actively pursuing additional equity financing through discussions with investment bankers and private investors.  There can be no assurance the Company will be successful in its effort to secure additional equity financing.

Addressing Item 5 of March 15 Letter, see yellow highlighted portion
As noted in our March 23, 2010 response letter, on pages 23, 24 and 25 of the Recent 10Q, we have expanded the MD&A section to include discussion of current delinquency experience, charge-offs and loss reserve.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion of our financial condition and results of operations should be read in conjunction with (1) our interim unaudited financial statements and their explanatory notes included as part of this quarterly report, and (2) our annual audited financial statements and explanatory notes for the year ended April 30, 2010 as disclosed in our annual report on Form 10-K for that year as filed with the SEC.

“Forward-Looking” Information

This report on Form 10-Q contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which represent our expectations and beliefs, including, but not limited to statements concerning the Company’s expected growth.  The words “believe,” “expect,” “anticipate,” “estimate,” “project,” and similar expressions identify forward-looking statements, which speak only as of the date such statement was made.  These statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors.

RESULTS OF OPERATIONS

Comparison of the Three Months Ended January 31, 2011 to the Three Months Ended January 31, 2010

For the three months ended January 31, 2011 and 2010, we have generated limited sales revenues, have incurred significant expenses, and have sustained significant losses.

Revenues

Revenues totaled $109,951 during the three months ended January 31, 2011 as compared to $161,086 during the three months ended January 31, 2010.  Current period revenue was comprised of $27,775 in lease revenue, $51,310 in interest income from RISC loans, and $30,866 in other income.  Prior period revenue was comprised of $36,017 in lease revenue, $100,511 in interest income from RISC loans, and $24,557 in other income.  This decline in revenues was due to the continued run-off of our RISC loan portfolio which declined $194,117 (14.9%) in the quarter while we had a nominal $5,570 (2.1%) increase in our lease portfolio.  Prior period RISC portfolio run-off was $305,151 (13%) while the lease portfolio declined $127,831 (27%).  This run-off of our portfolios will continue until we are able to obtain one or more new credit facilities with which to commence underwriting for own account.

Costs and Expenses

General and administrative expenses were $684,528 during the three months ended January 31, 2011, compared to $681,129 during the three months ended January 31, 2010, essentially unchanged.  Expenses incurred during the current three month period consisted primarily of the following expenses: compensation and related costs, $286,891; accounting, audit and professional fees, $40,068; consulting fees, $48,863; rent, utilities and telecommunications expenses $114,964; travel and entertainment, $10,293; and stock based compensation, $118,923.  Expenses incurred during the comparative three month period in 2010 consisted primarily of the following expenses: compensation and related costs, $336,995; accounting, audit and professional fees, $48,338; consulting fees, $53,497; rent, utilities and telecommunication expenses $113,411; travel and entertainment, $11,106; and stock based compensation, $41,401.

Net Loss

We incurred a net loss before preferred dividends of $733,705 for our three months ended January 31, 2011 as compared to $857,306 for the corresponding interim period in 2010, a $123,601 or 14.4% decrease.  The decrease in our net loss before preferred dividends for our three month interim period ended January 31, 2011 was attributable primarily to a $51,135 or 31.7% decrease in revenue which was partially offset by a $91,903 or 11.6% decrease in operating expenses and a $83,618 or 37.2% decrease in interest expense and financing costs. This loss was partially off-set by the $12,252 loss attributed to non-controlling interest.

The Company’s policy is to repossess any loans or leases which are 90 days past due and to write off accounts which are over 120 days past due. At January 31, 2011, the Company’s delinquent accounts 60 days or more past due were 9.8% of the outstanding balance as compared to 1.69% at January 31, 2010 and 3.02% at April 30, 2010. This trend in increasing delinquencies reflects both the continued run-off of the portfolios and the general economic climate.

During the quarter ended January 31, 2011, the Company charged off $48,312 of accounts over 120 days representing a loss of 0.78% of the average outstanding combined lease and loan portfolios for the period. For the three months ended January 31, 2010 the equivalent charge offs were $93,117 or 0.85% of the average outstanding combined lease and loan portfolios for the period. While comparable period charge-offs declined slightly on a percentage basis, the current period increase in delinquencies over 60 days indicate that charge-offs may increase in subsequent periods. The Company maintains loss reserves of 8% and 5% for our RISC loan and lease portfolios, respectively, which we believe are adequate.

We also incurred non-cash preferred dividend expense of $86,481 for our three month period ended January 31, 2011, with a dividend expense of $22,876 in the corresponding interim period of 2010.  The increase in preferred dividend expense was attributable to the under-accrual of series B Preferred stock during the prior quarters. To correct this, an additional accrual of $46,718 was debited during the quarter.

Our net loss attributable to common stockholders decreased to $807,934 for our three month period ended January 31, 2011 as compared to $880,182 for the corresponding period in 2010.  The $72,248 or 8.2% decrease in net loss attributable to common stockholders for our three month period ended January 31, 2011 was due primarily to the 11.6% decrease in operating expenses and a $83,618 or 37.2% decrease in interest expense and financing costs.

Comparison of the Nine Months Ended January 31, 2011 to the Nine Months Ended January 31, 2010

For the nine months ended January 31, 2011 and 2010, we have generated limited sales revenues, have incurred significant expenses, and have sustained significant losses.

Revenues

Revenues totaled $406,147 during the nine months ended January 31, 2011 as compared to $566,436 during the nine months ended January 31, 2010.  Current period revenue was comprised of $85,784 in lease revenue, $190,797 in interest income from RISC Loans and $129,566 of other income.  Prior period revenue was comprised of $135,327 in lease revenue, $355,269 in interest income from RISC Loans and $75,839 in other income. This decline in revenues was due to the continued run-off of our RISC loan portfolio which declined $655,095 (37.2%) in the nine months while our lease portfolio declined $34,986 (11.5%) in the same period. Prior period RISC portfolio run-off was $1,202,476 (58.8%) while the lease portfolio declined $277,597 (44.6%). This run-off of our portfolios will continue until we are able to obtain one or more new credit facilities with which to commence underwriting for own account.

Costs and Expenses

General and administrative expenses were $2,048,283 during the nine months ended January 31, 2011, compared to $2,114,152 during the nine months ended January 31, 2010, a decrease of $65,869, or 3.12%.  Expenses incurred during the current nine month period consisted primarily of the following expenses: compensation and related costs, $860,287; accounting, audit and professional fees, $190,724; consulting fees, $126,322; rent, utilities and telecommunication expenses $302,204; travel and entertainment, $32,327; and non-cash stock based compensation, $339,588.  Expenses incurred during the comparative nine month period in 2010 consisted primarily of the following expenses: compensation and related costs, $978,275; accounting, audit and professional fees, $337,382; consulting fees, $120,322; rent, utilities and telecommunication expenses $314,252; travel and entertainment, $30,326; and non-cash stock based compensation, $186,685.

For the nine months ended January 31, 2011, we incurred a non-cash charge of $140,863 related to shares of common stock and warrants issued for financing cost and a non-cash charge of $379,235 for change in derivative liability.  For the nine months ended January 31, 2010, we incurred a non-cash charge of $334,928 related to shares of common stock and warrants issued for financing cost and $37,500 for debt offer expense.

Net Loss

We incurred a net loss before preferred dividends of $2,479,842 for our nine months ended January 31, 2011 as compared to $2,855,164 for the corresponding interim period in 2010.  The $375,322 or 13.15% decrease in our net loss before preferred dividends for our nine month interim period ended January 31, 2011 was attributable to:  a $160,288, 28.3%, decrease in revenue; a $65,869, 3.12% decrease in general and administrative expenses; a $296,577, 84.52% decrease in depreciation and amortization;  a $320,834, 54.9% decrease in interest expense: a 231,565, 62.2% decrease in non-cash financing costs; and a 379,235 increase in derivative liability which category was not required in the comparable period in 2010. The net loss was partially off-set by $76,859 loss attributed to non-controlling interest which was not recognized in the similar period last year as it was not significant.

During the nine months ended January 31, 2011, the Company charged off $101,523 of accounts over 120 days representing a loss of 1.39% of the average outstanding combined lease and loan portfolios for the period. For the nine months ended January 31, 2010 the equivalent charge offs were $257,026 or 1.94% of the average outstanding combined lease and loan portfolios for the period. While comparable period charge-offs declined slightly on a percentage basis, the current period increase in delinquencies over 60 days indicate that charge-offs may increase in subsequent periods. The Company maintains loss reserves of 8% and 5% for our RISC loan and lease portfolios, respectively, which we believe are adequate.

We also incurred non-cash preferred dividend expense of $240,588 for our nine month period ended January 31, 2011 as compared with a non-cash expense of $42,738 in the corresponding interim period of 2010.  The increase in preferred dividend expense was attributable to the $121,310 under accrual of preferred dividend during the same period last year which was recognized in the current nine month period.

Our net loss attributable to common stockholders decreased to $2,643,570 for our nine month period ended January 31, 2011 as compared to $2,897,902 for the corresponding period in 2010.  The $254,322 decrease in net loss attributable to common stockholders for our nine month period ended January 31, 2011 was due to the decrease in net loss and the increase in preferred dividends.

LIQUIDITY AND CAPITAL RESOURCES

As of January 31, 2011, we had a negative net worth of $2,612,947.  We generated a deficit in cash flow from operations of $1,107,912 for the nine months ended January 31, 2011.  This deficit is primarily attributable to our net loss from operations of $2,479,842, partially offset by depreciation and amortization of $54,329, other non-cash charges totaling $1,047,424, loss allocable to non-controlling interest of $76,859, and to changes in the balances of current assets and liabilities.  Accounts payable and accrued expenses increased by $278,179, receivables decreased $25,545, inventory decreased $8,179, portfolio assets declined by $7,555, and deferred revenue and expenses decreased by $151,345.

Cash flows provided by investing activities for the nine months ended January 31, 2011 was $682,656 primarily due to the net proceeds of RISC contracts of $690,578 and payments for motorcycle and vehicle leases of $7,922.

We met our cash requirements during the nine month period through net proceeds from the sale of common and preferred equity in the amount of $973,985, and convertible notes of $253,540.  We made payments on senior secured debt financing of $790,405.  Additionally, we have received limited revenues from leasing and financing motorcycles and other vehicles, fees from our municipal lease program, and from our subsidiary, Specialty Reports, Inc., and our Preferred Provider Program.